                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. ________)*



                             Forest Oil Corporation
                             ----------------------
                                (Name of Issuer)

                     Common Stock, $.10 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                  346091 60 6
                          ---------------------------
                                (CUSIP Number)

                    Julia Heintz, General Counsel - Finance
                     Enron Capital & Trade Resources Corp.
                               1400 Smith Street
                              Houston, Texas 77002
                                 (713) 853-4794
                                 --------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                January 24, 1996
                                ----------------
            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x].
(A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------
 CUSIP NO.: 346091 60 6          SCHEDULE 13D
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

      Joint Energy Development Investments Limited Partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
      N/A                                                       (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEM 2(d) or 2(e)                                                   [ ]


------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
 6
     Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,680,000 shares of Common Stock, $.10 par value
     OWNED BY             per share, of Forest Oil Corporation
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10    1,680,000 shares of Common Stock, $.10 par value
                          per share, of Forest Oil Corporation
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,680,000 shares of Common Stock, $.10 par value per share, of
      Forest Oil Corporation
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      N/A                                                                  [ ]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.6% of the Common Stock of Forest Oil Corporation

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

-----------------------
 CUSIP NO.: 346091 60 6           SCHEDULE 13D
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

      Enron Corp.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
      N/A                                                       (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEM 2(d) or 2(e)                                                   [ ]


------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
 6
     Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,680,000 shares of Common Stock, $.10 par value
     OWNED BY             per share, of Forest Oil Corporation
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10    1,680,000 shares of Common Stock, $.10 par value
                          per share, of Forest Oil Corporation
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,680,000 shares of Common Stock, $.10 par value per share, of
      Forest Oil Corporation
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      N/A                                                                  [ ]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.6% of the Common Stock of Forest Oil Corporation

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

Item 1.   Security and Issuer.

      This statement relates to the common stock, $0.10 par value per share (the "Common Stock"), of Forest Oil Corporation, a New York corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1600 Broadway, Suite 2200, Denver, Colorado 80202.

Item 2.  Identity and Background.

      This statement is being filed by (i) Joint Energy Development Investments Limited Partnership, a Delaware limited partnership ("JEDI"), which is engaged primarily in the business of investing in and managing certain energy related assets and (ii) Enron Corp., a Delaware corporation ("Enron"), which is an integrated natural gas company that engages, primarily through subsidiaries, in the gathering, transportation and wholesale marketing of natural gas, the exploration for and production of natural gas and crude oil, the production, purchase, transportation and worldwide marketing and trading of natural gas liquids, crude oil and refined petroleum products, the production and sale of cogenerated electricity and steam and the purchasing and marketing of long-term energy-related commitments. JEDI and Enron are referred to herein as the "Reporting Entities". Additional entities that may be deemed to be control persons of JEDI are (a) Enron Capital Management Limited Partnership, a Delaware limited partnership and the general partner of JEDI ("ECMLP"), whose principal business is to manage oil and gas related investments, (b) Enron Capital Corp., a Delaware corporation and the general partner of ECMLP ("ECC"), whose principal business is to manage oil and gas related investments and (c) Enron Capital & Trade Resources Corp., a Delaware corporation ("ECT"), whose principal business is the purchase of natural gas, gas liquids and power through a variety of contractual arrangements and marketing these energy products to local distribution companies, electric utilities, cogenerators and both commercial and industrial end-users. ECT also provides risk management services. ECC is a wholly owned subsidiary of ECT, which is a wholly owned subsidiary of Enron.
The address of the principal business and the principal office of JEDI, ECMLP, ECC, ECT and Enron is 1400 Smith, Houston, Texas 77002. Schedule I attached hereto sets forth certain additional information with respect to each director and each executive officer of ECC and Enron. The filing of this statement on
Schedule 13D shall not be construed as an admission that Enron, ECT, ECC, ECMLP or any person listed on Schedule I hereto is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

      None of the Reporting Entities, nor, to their knowledge, ECMLP, ECC, ECT or any person listed on Schedule I hereto, has been, during the last five years
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

      On January 24, 1996, JEDI acquired an aggregate of 1,680,000 shares of Common Stock (the "Shares") pursuant to a Second Restructure Agreement dated as of December 29, 1995 with the Issuer. JEDI acquired the Shares in exchange for
(i) the cancellation of approximately $22.4 million in principal amount of a loan under a Loan Agreement between JEDI and the Issuer and (ii) the assignment of JEDI's interest in certain warrants (that were not then exercisable) to acquire 2,250,000 shares of Common Stock.

Item 4.  Purpose of Transaction.

      The transactions described in Item 3 above occurred as a result of negotiated transactions with the Issuer. The Shares were acquired by JEDI for investment purposes. JEDI intends to review its investment in the Issuer on a continuing basis and, depending upon the price of, and other market conditions relating to, the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to JEDI, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of its investment in the Issuer.

      In connection with the transactions described in Item 3 above, the Issuer granted JEDI the right, upon the occurrence of certain events set forth in a Shareholders Agreement dated January 24, 1996 between the Issuer and JEDI, to request that the Issuer take all actions necessary to cause (i) the election as a director of the Issuer of a person selected by JEDI who may lawfully serve as a director and who is reasonably satisfactory to the Issuer and (ii) the calling of meetings of the Board of Directors upon the written request of each such designee. Other than as described above, none of the Reporting Entities, nor, to their knowledge, ECMLP, ECC, ECT or any person listed on Schedule I hereto, has any plan or proposal that would result in any of the consequences listed in paragraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.  Interest In Securities of the Issuer.

     JEDI beneficially owns and has the power to vote and dispose of shares of Common Stock, representing approximately 13.6% of the shares of Common Stock outstanding. Because ECC is an indirect, wholly owned subsidiary of Enron, Enron may also be deemed to beneficially own such shares. Enron disclaims beneficial ownership of all of such shares.

      Except as described herein, none of the Reporting Entities, nor, to their knowledge, ECMLP, ECC, ECT or any of the persons named in Schedule I hereto, has effected any transactions in any shares of Common Stock since November 30, 1995.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Certain registration rights granted to JEDI by the Issuer are set forth in a Registration Rights Agreement dated July 27, 1995, as amended by Amendment No. 1 to Registration Rights Agreement dated January 24, 1996 between the Issuer and JEDI. JEDI has entered into a Shareholders Agreement dated January 24, 1996 with the Issuer that, among other things, limits JEDI's right to vote its shares of Common Stock and, except in certain limited circumstances, to transfer its shares before July 27, 1998.

Item 7.  Material to be Filed as Exhibits.

      Exhibit 1 - Shareholders Agreement dated January 24, 1996 between the Issuer and JEDI.

      Exhibit 2 - Registration Rights Agreement dated July 27, 1995 between the Issuer and JEDI.

      Exhibit 3 - Amendment No. 1 to Registration Rights Agreement dated January 24, 1996 between the Issuer and JEDI.

Signature.

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 1, 1996                 JOINT ENERGY DEVELOPMENT
                                 INVESTMENTS LIMITED PARTNERSHIP

                                 By: Enron Capital Management Limited
                                     Partnership, its general partner

                                 By: Enron Capital Corp., its general
                                     partner


                                 By: /s/ Peggy B. Menchaca
                                     -------------------------------------
                                     Peggy B. Menchaca
                                     Vice President and Secretary


                                 ENRON CORP.


                                 By: /s/ Peggy B. Menchaca
                                     -------------------------------------
                                     Peggy B. Menchaca
                                     Vice President and Secretary

                                                                      SCHEDULE I


                        DIRECTORS AND EXECUTIVE OFFICERS
                              ENRON CAPITAL CORP.

NAME AND BUSINESS ADDRESS    CITIZENSHIP         POSITION AND OCCUPATION
-------------------------    -----------         -----------------------
1400 Smith Street
Houston, Texas  77002
James V. Derrick, Jr.          U.S.A.     Director
John J. Esslinger              U.S.A.     Director, Vice Chairman and Managing
                                          Director
Lou L. Pai                     U.S.A.     Director, Chief Operating Officer and
                                          Managing Director
Jeffrey K. Skilling            U.S.A.     Director, Chairman, Chief Executive
                                          Officer and Managing Director
Gene E. Humphrey               U.S.A.     President and Managing Director
Richard A. Causey              U.S.A.     Vice President
Mark E. Haedicke               U.S.A.     Managing Director and General Counsel
Julia A. Heintz                U.S.A.     Vice President and General Counsel,
                                          Finance
Robert J. Hermann              U.S.A.     Vice President, Tax
Clifford P. Hickey             U.S.A.     Vice President
Kurt S. Huneke, Sr.            U.S.A.     Vice President, Finance and Treasurer
Peggy B. Menchaca              U.S.A.     Vice President and Secretary
Deborah S. Wernet              U.S.A.     Vice President



                        DIRECTORS AND EXECUTIVE OFFICERS
                                  ENRON CORP.

NAME AND BUSINESS ADDRESS    CITIZENSHIP         POSITION AND OCCUPATION
-------------------------    -----------         -----------------------
Robert A. Belfer               U.S.A.            Director
927 Fifth Avenue                                 Former President and Chairman,
New York, NY  10021                              Belco Petroleum Corporation

Norman P. Blake, Jr.           U.S.A.            Director
USF&G Corporation                                Chairman and CEO, United States
100 Light Street, 35th                           Fidelity and Guaranty Company
 Floor
Baltimore, MD  21202

John H. Duncan                 U.S.A.            Director
5110 San Felipe, Suite 332W                      Former Chairman of the Executive
Houston, TX  77057                               Committee of Gulf & Western
                                                 Industries, Inc.


Joe H. Foy                     U.S.A.            Director
2900 South Tower                                 Retired Senior Partner,
Pennzoil Place                                   Bracewell & Patterson
Houston, TX  77002

Wendy L. Gramm                 U.S.A.            Director
P.O. Box 39134                                   Former Chairman, U.S. Commodity
Washington, D.C.  20016                          Futures Trading Commission


Robert K. Jaedicke             U.S.A.            Director
Graduate School of Business                      Former Dean, Graduate School of
Stanford University                              Business, Stanford University
Stanford, CA  94305


Charles A. Lemaistre           U.S.A.            Director
The University of Texas                          President, University of Texas M.D.
M.D. Anderson Cancer Center                      Anderson Cancer Center
1515 Holcombe
Houston, TX  77030



NAME AND BUSINESS ADDRESS    CITIZENSHIP         POSITION AND OCCUPATION
-------------------------    -----------         -----------------------

John A. Urquhart               U.S.A.     Director and Vice Chairman
John A. Urquhart Associates               Vice Chairman, Enron Corp.,
111 Beach Road                            President, John A. Urquhart
Fairfield, CT  06430                      Associates, and Former Senior Vice
                                          President of Industrial and Power
                                          Systems, General Electric Company



John Wakeham                    U.K.      Director
Pinglestone House                         Former U.K. Secretary of State for
Old Alresford                             Energy and Leader of the House of
Hampshire S024 9TB                        Lords
United Kingdom



Charls E. Walker               U.S.A.     Director
Walker/Potter Associates                  Chairman, Walker/Potter Associates,
Suite 200                                 Inc., and Former Deputy Secretary of
1730 Pennsylvania Avenue,                 the Treasury
 NW
Washington, D.C.  20006


Herbert S. Winokur, Jr.        U.S.A.     Director
Winokur & Associates, Inc.                President, Winokur & Associates,
72 Cummings Point Road                    Inc., and Former Senior Executive
Stamford, CT  06902                       Vice President, Penn Central
                                          Corporation
1400 Smith Street
Houston, Texas  77002


Kenneth L. Lay                 U.S.A.     Director, Chairman and Chief
                                          Executive Officer

Richard D. Kinder              U.S.A.     Director, President and Chief
                                          Operating Officer

Edmund P. Segner, III          U.S.A.     Executive Vice President and Chief of
                                          Staff



NAME AND BUSINESS ADDRESS    CITIZENSHIP         POSITION AND OCCUPATION
-------------------------    -----------         -----------------------

1400 Smith Street
Houston, Texas  77002

 James V. Derrick, Jr.         U.S.A.     Senior Vice President and General
                                          Counsel

 Jack I. Tompkins              U.S.A.     Senior Vice President and Chief
                                          Information, Administrative and
                                          Accounting Officer

 Robert H. Butts               U.S.A      Vice President and Controller

 Robert J. Hermann             U.S.A.     Vice President, Tax

 Kurt S. Huneke, Sr.           U.S.A.     Vice President, Finance and Treasurer

 Thomas E. White               U.S.A.     Chairman and Chief Executive Officer,
                                          Enron Operations Company

 Jeffrey K. Skilling           U.S.A.     Chairman, Chief Executive Officer and
                                          Managing Director
                                          Enron Capital & Trade Resources Corp.

 Rodney L. Gray                U.S.A.     Chairman, President and Chief
                                          Executive Officer, Enron Global
                                          Power & Pipelines L.L.C.


                                 EXHIBIT INDEX

Exhibit
-------

       Exhibit 1 - Shareholders Agreement dated January 24, 1996 between the Issuer and JEDI.

       Exhibit 2 - Registration Rights Agreement dated July 27, 1995 between the Issuer and JEDI.

       Exhibit 3 - Amendment No. 1 to Registration Rights Agreement dated January 24, 1996 between the Issuer and JEDI.